Sphere 3D Corporate Update

Mississauga, ONTARIO, February 19th, 2013 – Sphere 3D Corporation, (TSXV-ANY) (“Sphere” or the “Company”), developer of Glassware 2.0™ foundational thin client technology, is pleased to provide this corporate update.

Recognizing the need to allow for the consolidation of digital devices and application ecosystems, Sphere 3D is creating ultra-thin client technology that allows for the ubiquitous access to third party software on any Cloud connected device, independent of the user’s operating system or the local device’s hardware limitations. Sphere 3D’s Glassware 2.0 has the following primary value propositions within its business model:

  Consumers can gain complete access to fully functional software versions, allowing PC productivity software to be made available on a variety of Cloud connected devices. Users can do more than just surf or “view” documents on tablets, smartphones or other connected devices – they can create, modify and save, either locally or in the Cloud.

  Software Developers can expand software revenue streams to new platforms, without having to develop multiple versions of their software applications without the need for the customization that is required due to the proliferation of device capabilities and operating systems.

  Enterprise Clients can provide safe, secure mobile access to their legacy applications, without the expensive customization and inherent time and capability trade-offs required by re-writes to the Cloud. Enterprise’s employees or business partners access the enterprise’s systems, through their own devices (bring your own device “BYOD”) or company-provided equipment, and the enterprise’s own network security protocols will apply without having to make further modifications on the actual devices.

Market Overview

The Company is pleased to report that they have received a “Market and Competitive Analysis” report completed by Frost & Sullivan. Included in the report are overviews of the Cloud Computing, Virtualization, and Mobile Device Markets; a Competitive Technology Analysis of Sphere 3D’s Glassware 2.0™ platform; and a Gap Analysis to identify existing opportunities within the current landscape. A copy of the report may be requested at www.sphere3d.com/fsreport2013. Founded in 1961, Frost & Sullivan is a market research leader that has more than 40 global offices with more than 1,800 industry consultants, market research analysts, technology analysts and economists.

Intellectual Property

In keeping with the Company’s objective to build an expansive intellectual property footprint, the Company has filed six full patent applications (3 in Canada and 3 in the U.S.) claiming the priority date (January 2012) of our previous 3 provisional patents filed in Canada. The Company anticipates filing additional provisional patents later this quarter. These first 6 patent fillings cover, amongst other things, various server and client side proprietary software capabilities of Sphere’s foundational technology platform, “Glassware 2.0™” . The Company has retained Bereskin & Parr LLP for its intellectual property work.

Consumer App Development

The Company is pleased to report that the first of its many planned Apps for iPad are being alpha tested to a limited number of users through Apple’s App Store at www.itunes.com/appstore. The first App being tested utilizes Glassware 2.0™ thin client technology to give users access to a branded mainstream fully-featured desktop browser that would otherwise be incompatible with iPad. The App allows users to browse the web faster and with all the necessary plug-ins such as Adobe® Flash®, Java™, PDF and QuickTime. The first phase of testing is anticipated to be completed later this month. Additional information will be released upon completion of the Company’s alpha testing. Screenshots of the App are available at www.sphere3d.com/media.html

The Company’s shares commenced trading on December 28th, 2013 on the TSX Venture Exchange. There are currently 16,114,339 shares issued and outstanding of which, 8,298,875 are subject to various Exchange escrow provisions.

Contact:

Mario Biasini, President
Sphere 3D Corporation
Phone: (416) 749-5999 ext. 101
Email: Mario.Biasini@Sphere3d.com

About Sphere 3D Inc.

Sphere 3D Corporation (TSXV-ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D’s Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the company’s public filings at www.sedar.com.

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